Room 4561
						August 31, 2005


Mr. Cary D. Vandenberg
President and Chief Executive Officer
HPL Technologies, Inc.
2033 Gateway Place
Suite 400
San Jose, CA  95110

Re:	HPL Technologies, Inc.
	Form 10-K for Fiscal Year Ended March 31, 2005
	Filed June 29, 2005
		Form 10-Q for the Fiscal Quarter Ended June 30, 2005
	Filed August 15, 2005
	File No. 000-32967

Dear Mr. Vandenberg:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2005

Note 2.  Summary of Significant Accounting Policies

Reclassifications, page 54

1. We note your disclosures regarding the reclassification of investments in auction rate securities from cash equivalents to short-term investments for fiscal 2004. Tell us whether you held auction rate securities in fiscal 2003 and if so, the amounts you held and how you considered reclassifying those amounts to conform to your fiscal 2005 cash flow presentation.

2. Tell us how you considered the reclassification of auction rate securities when assessing your Item 307 disclosure controls and procedures and Item 308(c) changes in internal controls over financial reporting.

Note 4.  Goodwill Impairment, page 57

3. Disclosure on page 24 indicates that you assess goodwill for impairment on an annual basis. Describe more fully your process for assessing impairment of goodwill and how you evaluate events or circumstances that would result in testing goodwill for impairment between annual tests. Address the following in your response:

a) The number of reporting units and amount of goodwill allocated to each reporting unit.

b) How you considered the loss from operations/cash used in operations either by reporting unit or on an entity-wide basis in determining goodwill was not impaired at March 31, 2005 and June
30,
2005.

c) How you considered the continuing decline in assets apart from goodwill, both in whole dollars and as a percentage of goodwill, in assessing goodwill impairment as of March 31, 2005 and June 30, 2005.

d) How you considered your market capitalization ($11.4 million as of
September 30, 2004 per page 1 of your 10-K filing) in comparison to the $27.8m carrying value of your goodwill as of March 31, 2005 and
June 30, 2005.

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Note 9.  Segment and Geographic Information, page 11

4. We note your disclosure indicating that for the three months ended
June 30, 2005, 39% of your revenues were derived from sales to destinations in Korea. Tell us whether the sales were to destinations in North Korea, and if so, the amount of revenue derived from those transactions.




Item 4.  Controls and Procedures, page 29

5. We note your disclosure that your "Chief Executive Officer and our
Chief Financial Officer have concluded that, subject to the limitations noted above, our disclosure controls are effective to ensure that material information relating to HPL is made known to management, including our Chief Executive Officer and Chief Financial
Officer, particularly during the period when our periodic reports are being prepared, and that our disclosure controls are effective to provide reasonable assurance that our financial statements are fairly presented in conformity with generally accepted accounting principals." Based on your disclosure it appears that Chief Executive
Officer and Chief Financial Officer`s conclusions relating to the effectiveness of disclosure controls and procedures is limited to the financial statements included in your filing. Please clarify, if true, whether your officers concluded that your disclosure controls and procedures are effective to ensure that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and whether such information is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding the required disclosure. We refer you to Exchange Act Rule 13a-15(e). Tell us what consideration you gave to including this information in your disclosures under Item 4.

6. We note your disclosure that "the Chief Executive Officer and the
Chief Financial Officer note that, since the date of the controls evaluation to the date of this Quarterly Report on Form 10-Q, there have been no significant changes in disclosure controls or in other factors that could significantly affect our disclosure controls, including any corrective actions with regard to significant deficiencies and material weaknesses." We also note that you have not disclosed whether there were any changes in internal control over financial reporting pursuant to Item 308 (c) of Regulation S-K. Tell us whether there were any changes in your internal control over financial reporting during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the your internal control over financial reporting and how you considered disclosing this information in your June 30, 2005, 10-Q.

******

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. A detailed cover letter greatly facilitates our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact April Coleman, Staff Accountant, at (202)
551-
3458, Thomas Ferraro, Senior Staff Accountant, at (202) 551-3225 or me at (202) 551-3499 if you have questions regarding these comments.

Sincerely,



      Kathleen Collins
							Accounting Branch Chief
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Mr. Cary D. Vandenberg
HPL Technologies, Inc.
August 31, 2005
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